VIA EDGAR

October 27, 2015
Ms. Cecilia Blye
Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Mail Stop 4628
Washington, D.C. 20549-7010
United States of America

Re:    Computer Sciences Corporation (the “Company”)
Form10-K for Fiscal Year Ended April 3, 2015 (the “Form 10-K”)
Filed June 8, 2015
File No. 1-04850
Response to letter dated October 15, 2015 (the “Letter”)

Dear Ms. Blye:
This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 10-K set forth in the Commission’s Letter.

1.
You state on your website that you delivered information technology to Combined Group Contracting Company, which has a presence in Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Syria. Please describe to us the nature and extent of your past, current or anticipated contacts with Syria, if any, whether through direct or indirect arrangements. You should describe any goods or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Response
The Company has not had any past and does not have current or anticipated contacts with Syria. To the Company's knowledge, the Company does not provide directly or indirectly through customers or others any products, technology or services to Syria and has no agreements, arrangements or other contacts with the government of Syria or entities it controls.
As disclosed in the Company’s Form 10-K, we are a global provider of information technology and professional services and solutions. The Company through its wholly owned subsidiary in India provided Systems Application Products (“SAP”) support services for the

Executive Vice President & General Counsel | Corporate Office | 3170 Fairview Park Drive | Falls Church, Virginia 22042
t+ 1.703.641.3268 | f+ 1.703.849.1004 | e-mail: wdeckelman@csc.com | www.csc.com

Combined Group Contracting Company (“CGCC”) through a main contractor Al-Nawasi General Trading & Contracting Company (“Al Nawasi”). The Company provided the SAP support services to optimize CGCC’s business processes and operations in the finance and project management functions. Both CGCC and Al Nawasi are headquartered in Kuwait.
On January 5, 2012, our wholly owned subsidiary, CSC India Private Limited (“CSC India”) entered into a sub-contract with Al Nawasi (“Sub-Contract”). The term of the Sub-Contract was for a period of 24 months from the project commencement date of February 2012. Under the terms of the Sub-Contract, CSC India provided SAP support services for CGCC’s SAP environment located only in Kuwait. The Company did not deliver any products or services to any location in Syria. We also have no reason to believe that our products, sales or services were intended for sale and, to our knowledge, no reason to believe they were sold by CGCC or Al-Nawasi to Syria.
We take very seriously our obligations to comply with applicable U.S. export controls and sanctions laws, and we dedicate significant human and financial resources to implementing and enforcing our commitment to such compliance. We have internal policies governing our activities that are designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") and the export controls administered by the U.S. Department of Commerce's Bureau of Industry and Security. Management has established a Chief Compliance Officer to oversee compliance with these laws and regulations. Among other things, we conduct training programs and maintain protocols and procedures designed to ensure that our foreign subsidiaries do not engage in activities that would violate any applicable sanctions, laws or regulations.
In connection with our response above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us should you have any questions or require any clarification relating to the response above.

Sincerely,

/s/ William L. Deckelman, Jr.
Executive Vice President and General Counsel

cc:     Barbara Jacobs
Assistant Director
Division of Corporation Finance